Exhibit 99.1

Valens Semiconductor Announces Three Automotive

Design Wins from Leading European OEMs for its VA7000

MIPI A-PHY Chipsets

Hod Hasharon, ISRAEL. September 17, 2024 – Today, Valens Semiconductor (NYSE:VLN), a leader in high-performance connectivity, announced that it has achieved three automotive design wins from leading European OEMs for its VA7000 MIPI A-PHY chipsets. The achievement is validation of Valens’ position as a key supplier of ADAS connectivity solutions, as well as MIPI A-PHY’s position as the industry’s standard for next-generation sensor connectivity.

The OEMs, which belong to a group of automotive brands, each plan to embed Valens’ MIPI A-PHY chipsets in certain vehicle models with Start of Production (SoP) in 2026, with an estimated production volume totaling approximately five hundred thousand vehicles per year. Valens estimates that upon commercialization ramp up, the design wins will generate over ten million dollars in annual revenue, for a period of 5-7 years.1

The selection of Valens chipsets follows intensive testing of a variety of connectivity solutions on the market, which found Valens’ A-PHY solution superior across a wide variety of parameters. Valens, a key contributor to the MIPI A-PHY standard, offers the automotive industry a future-proof solution for sensor connectivity, supporting industry-leading bandwidth and link distance, with exceptional immunity to electromagnetic noise.

Valens achieved these design wins in collaboration with leading Automotive Tier-1s on the camera side and on the System on Chip (SoC) side, both of which now offer native A-PHY support in their platforms. These partnerships could lead to additional opportunities for Valens’ A-PHY chipsets, as the companies will continue to work together in broad OEM outreach.

“As a former CTO and executive for major automotive OEMs, I can attest to how the industry has been waiting for a safe and resilient high-performance connectivity standard,” said Dr. Peter Mertens, Chairman of the Board of Directors at Valens Semiconductor. “This is exactly what Valens has brought to the industry. I anticipate that this OEM validation will open the floodgates for further adoption of this important connectivity technology.”

“We’re proud to have been selected by such leading OEMs, and to receive this resounding confirmation of the superiority of Valens technology,” said Gideon Ben-Zvi, Chief Executive Officer of Valens Semiconductor. “We knew that our investment into the automotive industry would take time, but we’re thrilled to see our long-term strategy yielding results. I feel proud of the Valens team, which worked tirelessly over many long years to turn our vision for an automotive connectivity standard into a reality.”

“This is a big win – not just for Valens, but for the automotive industry as a whole,” said Gideon Kedem, Head of Automotive Business at Valens Semiconductor. “These design wins cement A-PHY’s position as the standard that will lay the foundation for higher levels of ADAS and autonomous driving. We’re confident that these wins will spur further adoption of A-PHY across the industry, and that as a key supplier of A-PHY chipsets, Valens will be best positioned to capture additional market share.”

Conference Call Information

Gideon Ben-Zvi, Chief Executive Officer of Valens Semiconductor and Guy Nathanzon, Chief Financial Officer, will host a conference call and webcast today at 10 a.m. Eastern Time to discuss the details of today’s announcement and to answer questions. The call may be accessed at 1-888-281-1167 (US), 0-808-101-2717 (UK), or 03-9180610 (Israel). The webcast will be available on our website under News & Events. A replay of the webcast will be available on the website shortly after the call concludes.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

1 Expected revenue represents our expectation of volumes based on projections of future production volumes that were provided by our current and prospective OEMs at the time of sourcing the design wins for the models related to those design wins. Any statement on the timing of design wins is an estimate only and subject to change, particularly based on actual volumes of the relevant automobiles. See the disclaimer under the heading “Forward-Looking Statements” below for important limitations applicable to these estimates.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract or design wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor. These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effect of inflation and a rising interest rate environment on our customers and industry; the ability of our customers to absorb inventory; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; potential production volumes associated with design wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on February 28, 2024 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

The estimates included herein are based on projections of future production volumes that were provided by our current and prospective OEMs at the time of sourcing the design wins for the models related to those design wins. For the purpose of these estimates, we estimated sales prices based on our management’s estimates for the applicable product bundles and periods. Achieving design wins is not a guarantee of revenue, and our sales may not correlate with the achievement of additional design wins. Moreover, our pricing estimates can be affected by market conditions, and worsening market or other conditions between the time of this estimate and an order for our solutions may require us to sell our solutions for a lower price than we initial expected. Accordingly, our revenue estimates for design wins may be materially wrong based on actual production volumes and sale prices (which may be higher or lower than the estimates) and the amounts included for expected revenue may never be achieved. Accordingly, these estimations are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements or projections.

Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Pat Burek

Senior Vice President

Financial Profiles, Inc.

pburek@finprofiles.com

Investor Contact

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor

michal.benari@valens.com

Lisa Fortuna
Senior Vice President
Financial Profiles, Inc.

lfortuna@finprofiles.com